EXHIBIT 99.2

Press Release dated October 30, 2013, Suncor Energy and partners proceeding with Fort Hills oil sands project

News Release

FOR IMMEDIATE RELEASE

Suncor Energy and partners proceeding with Fort Hills oil sands project

Calgary, Alberta (Oct. 30, 2013) – Suncor Energy today announced that, together with joint venture co-owners Total E&P Canada Ltd. and Teck Resources Limited., it has voted unanimously to proceed with the Fort Hills oil sands mining project. The Fort Hills project is located in Alberta’s Athabasca region, 90 kilometres north of Fort McMurray.

“The Fort Hills project is one of the best undeveloped oil sands mining assets in the Athabasca region, is an excellent fit with Suncor’s diversified production portfolio, and will generate significant economic value for Suncor, Alberta and Canada,” said Steve Williams, president and chief executive officer. “Given its combination of ore quality and resource size, we expect this project will be a significant source of long-term cash flow for the company and contribute strong returns for our shareholders.”

The Fort Hills Energy LP consists of three limited partners: Suncor (40.8 percent interest), Total E&P Canada (39.2 percent interest) and Teck Resources Limited (20.0 percent interest). Suncor is the developer and operator of the Fort Hills project via an operating services contract. The project will benefit from Suncor’s experience and well established infrastructure in the region.

The project is scheduled to produce first oil as early as the fourth quarter of 2017 and achieve 90 per cent of its planned production capacity of 180,000 barrels per day within 12 months. With best estimate contingent resources of approximately 3.3 billion barrels of bitumen, the mine life is expected to be in excess of 50 years at the current planned production rate.

The Fort Hills project has been designed to utilize Suncor’s latest technology and approach to tailings management and reclamation processes. Suncor will closely monitor operations to allow for existing and future water quality standards and environmental requirements to be met or exceeded throughout the life of the project. The project will aim to return all disturbed lands to as close to a natural state as possible.

The go-forward capital investment in Fort Hills is estimated at approximately $13.5 billion ($5.5 billion net to Suncor) and is expected to account for approximately 15 per cent of Suncor’s total capital budget on average per year. The total project cost is estimated at a capital intensity of approximately $84,000 per flowing barrel of bitumen and is within the range of similar recently completed oil sands mining projects.

“The Fort Hills economics are positive,” said Williams. “Great effort has been made to ensure that our depth of experience and recent technology improvements in oil sands mines are integrated into the development of the project. We are delighted that the other owners share our enthusiasm for this exciting new development.”

Analyst/Media Teleconference Dial-in and Webcast Information

Suncor will hold a webcast on Thursday, Oct. 31 at 8:30 a.m. MT (10:30 a.m. ET) to discuss this announcement. To participate in the webcast, visit suncor.com/webcasts. Steve Williams and members of Suncor’s executive team will present details of the project, followed by a question and answer period.

Suncor Energy 150 6 Avenue S.W. Calgary, Alberta T2P 3E3 suncor.com

To participate in the question and answer period, please call 1 866-226-1792 (within North America) or 1 416-340-2216 (outside North America.)

Certain statements in this news release constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation (collectively, “forward-looking statements”). All forward-looking statements are based on Suncor’s current expectations, estimates, projections, beliefs and assumptions based on information available at the time the statement was made and in light of Suncor’s experience and its perception of historical trends. Forward-looking statements in this news release in relation to the Fort Hills project include references to: the project will generate significant economic value for Suncor, Alberta and Canada and will be a significant source of long-term cash flow for the company and contribute strong returns for Suncor’s shareholders; the project is scheduled to produce first oil as early as the fourth quarter of 2017 and achieve 90% of its planned production capacity of 180,000 barrels per day within 12 months; the mine life is expected to be in excess of 50 years at the current planned production rate; Suncor will closely monitor operations to allow for existing and future water quality standards and environmental requirements to be met or exceeded throughout the life of the project; Suncor will aim to return all disturbed lands to as close to a natural state as possible; the go-forward capital investment is estimated at approximately $13.5 billion ($5.5 billion net to Suncor), and is expected to account for approximately 15% of Suncor’s total capital budget on average per year; the total project cost is estimated at a capital intensity of approximately $84,000 per flowing barrel and is within the range of similar recently completed oil sands mining projects; and the economics of the Fort Hills project remaining positive. Suncor’s expectation that the mine life will be in excess of 50 years at the current planned production rate assumes that all resources provided for in this press release are developed.

Suncor’s Earnings Release, Quarterly Report and Management’s Discussion & Analysis for the third quarter of 2013 and its Annual Information Form/Form 40-F dated March 1, 2013 and 2012 Annual Report to Shareholders and other documents it files from time to time with securities regulatory authorities describe the risks, uncertainties, material assumptions and other factors that could influence actual results and such factors are incorporated herein by reference. Copies of these documents are available without charge from Suncor at 150 6th Avenue S.W., Calgary, Alberta T2P 3E3, by calling 1-800-558-9071, or by email request to info@suncor.com or by referring to the company’s profile on SEDAR at www.sedar.com or EDGAR at www.sec.gov. Except as required by applicable securities laws, Suncor disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Capital intensity per flowing barrel of bitumen is calculated by dividing the anticipated project costs of the Fort Hills project by the anticipated production capacity of the project. This measure is included because management uses the information to analyze capital efficiency. Capital intensity per flowing barrel does not have any standard meaning and therefore is unlikely to be comparable to similar measures presented by other companies. Readers are cautioned not to place undue reliance on this measure.

Suncor’s operating working interest before deduction of royalties and without including any royalty interests of Suncor, in the approximately 3.3 billion barrels of contingent resources associated with the Fort Hills project in Alberta, is approximately 1.35 billion barrels of bitumen.

In its Annual Information Form/Form 40-F, Suncor disclosed that the reclassification of the contingent resources, which have an effective date of December 31, 2012 for the Fort Hills project, was largely contingent upon an assessment that development would be sanctioned and commence within a reasonable time frame. Since the date of Suncor’s Annual Information Form, the respective co-owners of the Fort Hills project have sanctioned the project. Given the foregoing, these resources, or a portion thereof, may in the future be re-classified as reserves.

Contingent resources are those quantities of petroleum estimated, as of a given date, to be potentially recoverable from known accumulations using established technology or technology under development, but which are not currently considered to be commercially recoverable due to one or more contingencies. There is no certainty that it will be commercially viable to produce the contingent resources.

There is no certainty as to timing of the development of the resources. The contingent resource estimates are considered to be the best estimate of the quantity of resources that will actually be recovered. It is equally likely that the actual remaining quantities recovered will be greater or less than the best estimate. The best estimate of potentially recoverable volumes is prepared independent of the risks associated with achieving commercial production. There are numerous uncertainties inherent in estimating quantities and quality of these contingent resources, including many factors beyond our control. Contingencies may include factors such as economic, legal, environmental, political and regulatory matters or lack of infrastructure or markets.

For more information on contingent resources, please see Suncor’s most recent Annual Information Form/Form 40-F dated March 1, 2013 available at www.sedar.com and www.sec.gov.

Suncor Energy is Canada’s leading integrated energy company. Suncor’s operations include oil sands development and upgrading, conventional and offshore oil and gas production, petroleum refining, and product marketing under the Petro-Canada brand. While working to responsibly develop petroleum resources, Suncor is also developing a growing renewable energy portfolio. Suncor’s common shares (symbol: SU) are listed on the Toronto and New York stock exchanges.

For more information about Suncor Energy please visit our web site at suncor.com, follow us on Twitter @SuncorEnergy or read our blog, OSQAR.

Investor inquiries:

800-558-9071

invest@suncor.com

Media inquiries:

403-296-4000

media@suncor.com